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                                                                      EXHIBIT 16





Securities and Exchange Commission
Washington, D.C. 20549

July 23, 2001


Ladies and Gentlemen:

We were previously principal accountants for SystemOne Technologies Inc. and, under the date of March 2, 2001, we reported on the financial statements of SystemOne Technologies Inc. as of and for the years ended December 31, 2000 and 1999. On July 16, 2001, our appointment as principal accountants was terminated. We have read SystemOne Technologies Inc.'s statements included under Item 4 of its Form 8-K dated July 16, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with SystemOne Technologies Inc.'s statement that the change was recommended by the audit committee and approved by the board of directors.

Very truly yours,


/s/ KPMG LLP